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                     May 22, 2024

       Jackie Placeres
       Acting Interim Chief Financial Officer
       Basanite, Inc.
       2041 NW 15th Avenue
       Pompano Beach, FL 33069

                                                        Re: Basanite, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-53574

       Dear Jackie Placeres:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing